May 27, 2009

U.S. Securities and Exchange Commission
Martin James
Senior Assistant Chief Accountant
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Comment letter dated May 13, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-11083

Dear Mr. James:

This letter is in response to your letter dated May 13, 2009 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response, and as appropriate, proposed disclosure for inclusion in future filings following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 65

1.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and, in future filings, consider disclosing the following:

a.	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
b.
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

c.	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
d.	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
e.	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In response to the Staff’s comments we provide the following response, and where noted, we will include the revised disclosures below in our future filings, including interim filings, where appropriate:

a.
In accordance with paragraph 30 of FASB Statement No. 142, Goodwill and Intangible Assets, we assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component.  We assess whether any components of our segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component, and then pursuant to the guidance of paragraph 17 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, we aggregate components within an operating segment that have similar economic characteristics. We will provide the following disclosure in our future filings:

“We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component.  We determine our reporting units by first identifying our operating segments, and then assess whether any components of these segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component.  We aggregate components within an operating segment that have similar economic characteristics. For our April 1, 2009 annual impairment assessment, we identified our reporting units to be our six U.S. operating segments, which in aggregate make up the U.S. reportable segment, and our four international operating segments.”

b.	In performing our goodwill impairment assessments, we have used only the income approach. We will provide the following disclosure in our future filings:

“During 2008 and 2009, and consistent with prior periods, we used only the income approach, specifically the discounted cash flow (DCF) method, to derive the fair value of each of our reporting units in preparing our goodwill impairment assessment.  This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate.  We selected this method as being the most meaningful in preparing our goodwill assessments because we believe the income approach most appropriately measures our income producing assets.  We considered using the market approach and cost approach but concluded they were not appropriate in valuing our reporting units given the lack of relevant market comparisons available for application of the market approach and the inability to replicate the value of the specific technology-based assets within our reporting units for application of the cost approach.  Therefore, we believe that the income approach represents the most appropriate valuation technique for which sufficient data is available to determine the fair value of our reporting units.”

c.	We have not used multiple valuation approaches in our goodwill assessments (see “b.” above for our proposed disclosure).

d.	We will provide the following disclosure in our future filings:

“In applying the income approach to our accounting for goodwill, we made assumptions about the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates.  The amount and timing of future cash flows within our DCF analysis is based on our most recent operational budgets, long range strategic plans and other estimates.  The terminal value growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of our reporting units.  We use estimates of market participant weighted average costs of capital (WACC) as a basis for determining the discount rates to apply to our reporting units’ future expected cash flows. Due to economic conditions and the related increase in volatility in the equity and credit markets, which became more pronounced starting in the fourth quarter of 2008, our estimated market participant WACC increased 150 basis points from 9.5 percent during our 2008 second quarter annual goodwill impairment assessment to 11.0 percent during our 2008 fourth quarter interim impairment assessment.  This change, along with reductions in market demand for products in our U.S. CRM reporting unit relative to our assumptions at the time of the Guidant acquisition, were the key factors contributing to a $2.613 billion goodwill impairment charge that we recorded in the fourth quarter of 2008, refer to Note E – Goodwill and Other Intangible Assets included in our Annual Report on Form 10-K for the year ended December 31, 2008 for more detailed information.”

e.
As indicated in “b.” above, we have consistently applied the income approach, specifically the discounted cash flow method, in the current and prior years as our valuation methodology for our goodwill assessments and will provide the disclosure as indicated.  Furthermore as indicated in “d.” above, we will provide the disclosure as indicated regarding our assumptions.  To the extent changes in our assumptions in the future have a significant impact on our goodwill impairment assessment we will make disclosures as appropriate.

Financial Statements, page 75

Consolidated Statements of Operations, page 76

2.
In future filings please present the aggregate amount of goodwill impairment losses as a separate line item in your consolidated statements of operations and the aggregate amount of your goodwill as a separate line item in your consolidated balance sheet, consistent with paragraph 43 of SFAS 142.

In future filings, consistent with paragraph 43 of SFAS 142, we will separately present the aggregate amount of goodwill impairment losses and the aggregate amount of our goodwill in our consolidated statements of operations and consolidated balance sheet, respectively.

In connection with the above, we acknowledge the following:

-   We are responsible for the adequacy and accuracy of the disclosure in our filings;

-   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

-   We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. The Staff should not hesitate to contact me directly at (508) 650-8750 with any questions that it may have.

Sincerely,

/s/ Sam R. Leno
Sam R. Leno
Chief Financial Officer